UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period     May 2008                                   File No:  0-52400

Unbridled Energy Corp.

(Name of Registrant)

Suite 400, 2424 4th Street SW, Calgary, Alberta, Canada T2S 2T4

 (Address of principal executive offices)

1.

News Release dated May 9, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corp.

(Registrant)

Dated: May 9, 2008	Signed: /s/ Carmen Etchart
Carmen Etchart, Corporate Secretary

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

NEWS RELEASE

FOR IMMEDIATE RELEASE

UNBRIDLED ENERGY CORPORATION CLOSES PRIVATE PLACEMENT

CALGARY-PITTSBURGH · May 9, 2008 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: O4U) (the “Company”) is pleased to announce that it has closed its private placement financing described in its news release of May 1, 2008.  The closing consisted of the private placement of a total of 19,964,350 units (the “Units”) at a price of $0.30 per Unit and 5,435,300 flow-through shares (the “Flow-Through Shares”) at a price of $0.33 per Flow-Through Share for gross proceeds of CDN$7,782,954 (the “Offering”).  Each Unit comprises one common share and one-half of one common share purchase warrant (a “Warrant”).  Each whole Warrant will be exercisable for a period of 18 months from the closing date to acquire one additional common share at a price of $0.45 per share.  The net proceeds from the sale of flow-through common shares will be used to incur exploration and development expenses which qualify as CEE under the Income Tax Act (Canada).  A pivotal placee in the offering was Sprott Asset Management who now holds through shares and warrants, 19.3% of Unbridled’s outstanding shares.

In connection with the Offering, the Company paid finders’ fees to arm’s length persons who introduced subscribers to the Offering of $369,791 in cash and 477,884 finders’ warrants (the “Finders’ Warrants”), with each Finders’ Warrant being valued for conversion purposes at $0.15 per Finders’ Warrant.  Each Finders’ Warrant will be exercisable for a period of 18 months from the closing date to acquire one common share of the Company at a price of $0.45 per share. The common shares issued in respect of the Units and Flow-Through Shares and any shares issuable upon the exercise of the Warrants and Finders’ Warrants are subject to a four month hold period expiring on September 8, 2008.

The TSX Venture Exchange has conditionally approved the closing of the Offering subject to the filing of final documents.

The securities issued under the Offering have not been registered under the United States Securities Act of 1933 (as amended) or any state securities laws, and unless so registered may not be offered or sold in the United States or to U.S. Persons, except pursuant to an exemption from, or in a transaction subject to, the registration requirements of the Securities Act of 1933 (as amended) and applicable state securities laws. This press release is issued pursuant to Rule 135(c) of the Securities Act of 1933 (as amended), and does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Unbridled Energy Corporation\

Joseph H. Frantz Jr.

President & CEO

For more information, please contact Mark Mastilliak, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

Forward-Looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed Offering (as defined above).  Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the Company’s inability to secure subscriptions from investors to complete the proposed Offering in whole or in part, a management decision to change its plans relating to the Offering, and the other risk factors associated with the Company’s business discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators, including the Company’s annual MD&A dated April 28, 2008,  and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.